News Release

August 24, 2007	SVU: TSX
N.R.2007-07

Spur Ventures has no commercial paper exposure

Vancouver, Canada – Spur Ventures Inc. (TSX : SVU) Vancouver, Canada – SPUR VENTURES INC. ("Spur" or the "Company") confirmed today that none of the Company's cash has been invested in commercial paper backed by residential mortgages or other similar assets. All of the Company's funds are either in current accounts, term deposits or treasury bills with CIBC and ScotiaMcLeod in Canada and several banks in China, including the Agricultural Bank of China and the Industrial Bank of China.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spurs intends to be the Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within the meaning of the Securities Acts of Ontario and Alberta. There can be no assurance that the assumptions underlying such forward-looking statements will be accurate, as such forward-looking information is subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the TSX and on SEDAR. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com